Johnson and Colmar
300 South Wacker Drive, Suite 1000
Chicago, Illinois 60606
(312) 922-1980
(312) 922-9283 (fax)

July 16, 2007

U.S. Securities and Exchange Commission
Division of Corporation Finance
Washington, D.C. 20549

Re:	Stericycle, Inc.
File No. 0-21229
Registration Statement on Form S-4
Ladies and Gentlemen:
     On behalf of Stericycle, Inc. (“Stericycle”), File No. 0-21229, I am filing a registration statement on Form S-4 to register 4.5% Promissory Notes due 2014 and 3.5% Promissory Notes (Letter of Credit Supported) due 2014 to be issued to the shareholders of MedSolutions, Inc. (“MedSolutions”), File No. 0-32995, in connection with the merger of Stericycle’s wholly-own subsidiary, TMW Acquisition Corporation (“MergerSub”) with and into MedSolutions pursuant to the Agreement and Plan of Merger dated as of January 6, 2007 entered into by Stericycle, MergerSub and MedSolutions (the “merger agreement”).
     I understand that, substantially concurrently with this filing, MedSolutions is filing a preliminary proxy statement on Schedule 14A for the special meeting of its shareholders to approve and adopt the merger agreement.
     The proxy statement/prospectus appearing as Part I of Stericycle’s registration statement is identical to the proxy statement/prospectus filed by MedSolutions.
     If you have any questions or comments about Stericycle’s filing, would you please advise me.

Very truly yours,
/s/ Michael Bonn
Michael Bonn
MB/nm